UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One) [_] Form 10-K       [_] Form 20-F      [_] Form 11-K      [X] Form 10-Q       [_] Form N-SAR     [_] N-CSR

For Period Ended: June 30, 2018

[_] Transition Report on Form 10-K

[_] Transition Report on Form 20-F

[_] Transition Report on Form 11-K

[_] Transition Report on Form 10-Q

[_] Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

COSMOS GROUP HOLDINGS INC.

Full Name of Registrant:

____________________________________

Former Name if Applicable

Rooms 1705-6, 17th Floor, Tai Yau Building,

No. 181 Johnston Road

Address of Principal Executive Office (Street and Number)

Wanchai, Hong Kong

City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

The Registrant is unable to file this Quarterly Report on Form 10-Q for the period ended June 30, 2018 (the “10-Q”) within the prescribed time period without unreasonable effort or expense. The Registrant will file the 10-Q on or before the fifth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Yuk Chee WAN		+852 3188 9363
(Name)	(Area Code)	(Telephone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [_] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the six months ended June 30, 2017, the Company generated net revenues of $279,382 as compared to approximately $358,757 for the same period ended June 30, 2018. The cost of revenue was $326,325 and approximately $200,980 for the six months ended June 30, 2018 and 2017, respectively. The Company also incurred operating expenses of approximately $469,065 for the six months ended June 30, 2018, as compared to $126,837 for the same period ended June 30, 2017. This resulted in a net loss of approximately $437,650 and $49,680 for the six months ended June 30, 2018 and 2017, respectively.

COSMOS GROUP HOLDINGS INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	August 14, 2018	By:	/s/ Yuk Chee WAN	Title:	Chief Financial Officer (Principal Executive)

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).